Exhibit 23.5

CONSENT OF DIRECTOR NOMINEE

September 29, 2010

IMH Financial Corporation
4900 N. Scottsdale Rd, Suite 5000
Scottsdale, Arizona  85251

Dear Board of Directors of IMH Financial Corporation:

I understand that IMH Financial Corporation, a Delaware corporation (the “Company”), intends to file a Registration Statement on Form S-11 (the “Registration Statement”) in connection with the anticipated offering of its common stock, par value $0.01 per share.  In connection with the offering, the Company has requested that I be named as a nominee to its board of directors in the Registration Statement and prospectus contained therein.

I hereby consent to being named as a nominee to the Company’s board of directors in the Registration Statement and prospectus contained therein, and any amendments thereto.  I also hereby consent to accept the nomination as a director of the Company if so appointed by the board of directors.

Sincerely,

/s/ WILLIAM PETSAS
William Petsas